Exhibit 99.2

SciSparc Gains Competitive Edge with Additional U.S. Patent Granted

This patent extends protection, adding to six other U.S. patents already granted

TEL AVIV, Israel, Nov. 08, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), announced today that the U.S. Patent and Trademark Office has granted it a new patent - U.S. Patent No. 11,491,172, title: COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS (the “Patent”).

This patent further strengthens the Company’s intellectual property portfolio and protection of its core technologies, and in one of the most important markets in the world.

This is SciSparc’s seventh granted patent in the United States. Previously, the Company announced it has been granted additional patents in Australia, Japan and Israel. The Company's IP portfolio currently includes nine patent families and two trademarks.

About SciSparc Ltd. (NASDAQ: SPRC)

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055